SEC Mail Processing Section
FEB 26 2010
Washington, DC 122

SECURITI[ES AND EXCHANGE COMMISSIO]N
10027515

BD 3/2

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51871

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Legacy Asset Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1800 West Loop South, Suite 1790
(No. and Street)

Houston (City) Texas (State) 77027 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Joseph Birkofer 713-355-7171
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weinstein Spira & Co, P.C.
(Name – *if individual, state last, first, middle name*)

Three Greenway Plaza, Suite 1750 (Address) Houston (City) Texas (State) 77046 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

BD 3/9

OATH OR AFFIRMATION

I, Joseph Birkofer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Legacy Asset Securities, Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

G. ANNETTE RYBISKI
Notary Public, State of Texas
My Commission Expires
March 03, 2011

Signature

President 2/25/10

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on the Internal Control Structure

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LEGACY ASSET SECURITIES, INC.

Houston, Texas

ANNUAL FINANCIAL REPORT

December 31, 2009

WEINSTEIN SPIRA & COMPANY

Certified Public Accountants
and Business Advisors

TABLE OF CONTENTS

WEINSTEIN SPIRA & COMPANY

Certified Public Accountants and Business Advisors

Independent Auditors' Report

Board of Directors
Legacy Asset Securities, Inc.
Houston, Texas

We have audited the accompanying Statement of Financial Condition of Legacy Asset Securities, Inc. as of December 31, 2009, and the related Statement of Income, Statement of Changes in Shareholders' Equity, and Statement of Cash Flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Legacy Asset Securities, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Weinstein Spira & Company, P.C.

WEINSTEIN SPIRA & COMPANY, P.C.
Houston, Texas
February 25, 2010

Three Greenway Plaza, Suite 1750 • Houston, Texas 77046 • 713.622.7000 • Fax: 713.843.4800
email@weinsteinspira.com • www.weinsteinspira.com
A Member of AGN International, Ltd.
A worldwide association of separate and independent accounting and consulting firms.

LEGACY ASSET SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2009

ASSETS		
Cash and Cash Equivalents	$ 632	
Cash Deposit with Clearing Organization	79,475	$ 80,107
LIABILITIES		
Accounts Payable		$ 648
SHAREHOLDERS' EQUITY		
Common Stock - par value $.001, 1,000,000 shares authorized, issued and outstanding	$ 1,000	
Additional Paid-In Capital	65,550	
Retained Earnings	12,909	79,459
		$ 80,107

See accompanying notes to financial statements.

LEGACY ASSET SECURITIES, INC.
STATEMENT OF INCOME
For the Year Ended December 31, 2009

Revenues		
Commissions	$ 219,925	
Forgiveness of debt by affiliated company	116,244	
Interest	86	$ 336,255
Expenses		
Office services expenses to affiliated company	255,390	
Other operating expenses	78,564	333,954
Net Income		$ 2,301

See accompanying notes to financial statements.

LEGACY ASSET SECURITIES, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
For the Year Ended December 31, 2009

	Common Stock	Additional Paid-In Capital	Retained Earnings	**Total**
Balance - December 31, 2008	$ 1,000	$ 65,550	$ 10,608	**$ 77,158**
Net Income			2,301	**2,301**
Balance - December 31, 2009	$ 1,000	$ 65,550	$ 12,909	**$ 79,459**

See accompanying notes to financial statements.

LEGACY ASSET SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2009

Cash Flows From Operating Activities	
Net income	$ 2,301
Adjustments to reconcile net income to net cash used in operating activities:	
Decrease in accounts payable	(6,443)
Increase in cash deposit with clearing organization	(86)
Net Cash Used in Operating Activities and Net Decrease in Cash and Cash Equivalents	(4,228)
Cash and Cash Equivalents - Beginning of Year	4,860
Cash and Cash Equivalents - End of Year	$ 632

See accompanying notes to financial statements.

Note 1 - Accounting Policies and Description of Business

Legacy Asset Securities, Inc. (the Company) maintains its accounts on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operations and cash flows are summarized below:

Description of Business

The Company, located in Houston, Texas, is a private investment banking firm and fully-disclosed securities broker-dealer. The Company is registered as a broker-dealer with the Securities and Exchange Commission, and is a member of the Financial Industry Regulatory Authority (FINRA).

Statement Presentation

An unclassified Statement of Financial Condition is presented in accordance with industry standards.

Revenue Recognition

Transactional commissions are recognized when trades settle, and receivables are recorded at that time. Servicing fee commissions are recognized when received. Interest revenue is recorded when it is earned.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

Cash Deposit with Clearing Organization

The Company clears all of its customer transactions through another broker-dealer on a fully disclosed basis. This clearing broker-dealer requires a deposit in the amount of $35,000. As of December 31, 2009, the Company had deposits of $79,475 with the clearing broker.

Federal Income Tax

The Company has elected S corporation status for federal income tax purposes. Under S corporation regulations, net income or loss is reportable for tax purposes by the shareholders. Accordingly, no federal income taxes are included in the accompanying financial statements.

The Financial Accounting Standards Board ("FASB") has issued new accounting guidance which clarifies generally accepted accounting principles for recognition, measurement, presentation and disclosure relating to uncertain tax positions. The Company adopted the provisions of the new accounting guidance related to uncertain tax positions on January 1, 2009. No cumulative adjustment was required to effect the adoption of the new guidance.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements. Subsequent events have been evaluated through February 25, 2010, which is the date the financial statements were available to be issued.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material inadequacies found to exist in the computation of the ratio of aggregate indebtedness to net capital at December 31, 2009, or in the procedures followed in making the periodic computation required. At December 31, 2009, the Company had net capital of $79,459 and a net capital requirement of $50,000. The Company's ratio of aggregate indebtedness to net capital was .01 to 1. The Securities and Exchange Commission permits a ratio for the Company at this time of no greater than 15 to 1.

Note 3 - Transactions With Related Parties

The Company has entered into an expense-sharing agreement for general office services with Legacy Asset Management, Inc., a party related through common ownership. The Company recorded office expenses of $255,390 for the year ended December 31, 2009 in connection with this agreement. Also, in accordance with the expense-sharing agreement, $116,244 of these expenses were forgiven by Legacy Asset Management, Inc. for the year ended December 31, 2009. The expenses covered in the agreement include, but are not limited to, office space, clerical support and communications systems.

Note 4 - Profit Sharing Plan

In 2005, the Company became an adopting employer of the Legacy Asset Management Retirement Plan (the Plan), which is available for all eligible employees, as defined by the plan document. Under the Plan, the Company makes matching contributions equal to 100% of each employee's salary deferral that does not exceed 3% of the employee's compensation, plus 50% of the employee's salary deferral between 3% and 5% of the employee's compensation. Employer matching contributions totaled $326 in 2009.

Note 5 - Reconciliation to Amounts Reported by the Company in Part II of Form X-17A-5

The following is a reconciliation of additional paid-in capital and retained earnings per Form X-17A-5 to the financial statements at December 31, 2009:

Additional Paid-In Capital Per Form X-17A-5	$	30,550
Add: Dividends Paid in 2007		35,000
Additional Paid-in Capital Per Financial Statements	$	65,550
Retained Earnings Per Form X-17A-5	$	47,909
Less: Dividends Paid in 2007		(35,000)
Retained Earnings Per Financial Statements	$	12,909

SUPPLEMENTARY INFORMATION

SCHEDULE I
LEGACY ASSET SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2009

Net Capital	
Total Shareholders' Capital Qualified for Net Capital	$ 79,459
Total Capital and Allowable Subordinated Liabilities	79,459
Deductions and/or Charges	
Nonallowable assets:	
Securities not readily marketable	
Net Capital Before Haircuts on Securities Positions	79,459
Haircuts on Securities	
Net Capital	$ 79,459
Aggregate Indebtedness	$ 648
Computation of Basic Net Capital Requirements	
Minimum Net Capital Required (6.67% of total aggregate indebtedness)	$ 43
Minimum Dollar Net Capital Requirement	$ 50,000
Net Capital Requirement (greater of above two minimum requirement amounts)	$ 50,000
Excess Net Capital	$ 29,459
Ratio: Aggregate Indebtedness to Net Capital	.01 to 1

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2009 filed with the Securities and Exchange Commission by the Company on Part IIA of Form X-17A-5.

SCHEDULE II
LEGACY ASSET SECURITIES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OR CONTROL OF SECURITIES
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2009

Exemption Provisions

The Company has claimed an exemption from Rule 15c3-3 under Section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully-disclosed basis.

WEINSTEIN SPIRA & COMPANY

Certified Public Accountants and Business Advisors

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

Board of Directors
Legacy Asset Securities, Inc.

In planning and performing our audit of the financial statements of Legacy Asset Securities, Inc. (the Company) as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Three Greenway Plaza, Suite 1750 • Houston, Texas 77046 • 713.622.7000 • Fax: 713.843.4800
email@weinsteinspira.com • www.weinsteinspira.com
A Member of AGN International, Ltd.
A worldwide association of separate and independent accounting and consulting firms.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the Company's financial reporting.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Weinstein Spira & Company, P.C.

WEINSTEIN SPIRA & COMPANY, P.C.
Houston, Texas
February 25, 2010

LEGACY
ASSET SECURITIES, INC.

February 25, 2010

SEC
Division of Market Regulation
450 5th Street, N.W.
Washington, D.C. 20549

To Whom It May Concern:

Enclosed is a copy of Legacy Asset Securities 2009 Audited Annual Report. If you have any questions, please contact me at 713-355-7171.

Sincerely

Joseph Birkofer, CFP®
President

1800 West Loop South • Suite 1790 • Houston, Texas 77027 • 713/355-7171 • 713/355-7444 Fax
Member: NASD • SIPC